ELK VALLEY COAL PARTNERSHIP AGREEMENT AMENDMENT NO. 2

THIS AMENDMENT NO. 2 to the Partnership Agreement is made as of the 19th day of July, 2004.

BETWEEN:

FORDING INC., a corporation existing under the laws of Canada,

(“Fording”)

- and -

TECK COMINCO LIMITED, a corporation existing under the laws of Canada,

(“Teck”)

- and -

QUINTETTE COAL PARTNERSHIP, a general partnership existing under the laws of British Columbia,

(“QCP”)

- and -

TECK-BULLMOOSE COAL INC., a corporation existing under the laws of British Columbia,

(“TBCI”).

RECITALS:

A.

Fording Inc. (formerly known as 4123212 Canada Ltd. and a successor in interest to Fording Coal Limited), Teck, QCP and TBCI are parties to a partnership agreement dated as of February 26, 2003 (the “Partnership Agreement”) that sets out, among other things, the manner in which the Elk Valley Coal Partnership (formerly, the Fording Coal Partnership) (the “Partnership”) will be governed and profits and losses allocated.

B.

Section 7.3 of the Partnership Agreement sets out the circumstances in which the Distribution Entitlements associated with Teck’s and New Fording’s Partnership Interests will be adjusted.

C.

The Parties wish to amend the Partnership Agreement so as to reflect the fact that they have agreed to the manner in which Teck’s Distribution Entitlement will be increased in each of the coal years 2004, 2005 and 2006; which agreement is based on the assessment of the Parties as to the synergies and improvements in profitability from the Elkview mine that have been achieved to date and those that will be achieved in the future.

D.

Section 13.4 of the Partnership Agreement provides that such agreement may be amended by a resolution of Partners holding, in the aggregate, not less than 95% of the outstanding Distribution Entitlements (a “Special Resolution”).

E.

Fording and Teck hold, collectively, 99.833% of the outstanding Distribution Entitlements and the execution of this Agreement by such parties constitutes the Special Resolution required to amend the Partnership Agreement in the manner contemplated herein.

THEREFORE, the parties hereby agree as follows:

1.

This Amendment is made in accordance with Section 13.4 of the Partnership Agreement.

2.

Capitalized terms used herein and not otherwise defined shall have the respective meanings given to them in the Partnership Agreement.

3.

Section 5.9(h) and Schedule “A” of the Partnership Agreement are hereby deleted in their entirety.

4.

The definition of “Expert” set forth in Section 1.1(s) of the Partnership Agreement is hereby deleted in its entirety.

5.

The phrase “and for this purpose “independent” shall have substantially the same meaning as is set out in Section 7.3(c), appropriately modified”, appearing in the seventh, eighth and ninth line of Section 5.9(d) of the Partnership Agreement shall be deleted in its entirety and replaced with the following:

“and for this purpose ‘independent of all the Partners’ means free of any relationship with either Teck or New Fording, or any insider of either of the foregoing, that might create a reasonable apprehension of bias in the opinion of any of the Partners.”

6.

Section 7.3 of the Partnership Agreement shall be deleted in its entirety and replaced with the following:

“7.3

Increase in Teck’s Distribution Entitlement

(a)

Subject to Section 7.3(b), the Distribution Entitlements associated with Teck’s and New Fording’s respective Partnership Interests shall be irrevocably adjusted such that:

(i)

effective April 1, 2004, Teck’s Distribution Entitlement shall be increased to 37.833% and New Fording’s Distribution Entitlement shall be decreased to 62%;

(ii)

effective April 1, 2005, Teck’s Distribution Entitlement shall be increased to 38.833% and New Fording’s Distribution Entitlement shall be decreased to 61%; and

(iii)

effective April 1, 2006, Teck’s Distribution Entitlement shall be increased to 39.833% and New Fording’s Distribution Entitlement shall be decreased to 60%;

(b)

The adjustments to the Distribution Entitlements associated with Teck’s and New Fording’s Partnership Interests contemplated in clauses 7.3(a)(ii) and (iii) above, shall not occur if, at the effective date of the relevant adjustment:

(i)

Teck shall have resigned as Managing Partner or shall be deemed to have resigned as Managing Partner pursuant to  Section 3.3;

(ii)

Teck shall have sold, assigned, transferred, conveyed or disposed of its Partnership Interest or otherwise conveyed the benefit of its Partnership Interest to any Person (other than in circumstances where Teck has conveyed its Partnership Interest to an Affiliate (the “assignee”) in accordance with Section 8.2(a) and assigned its rights as Managing Partner to such assignee in accordance with Section 3.5(a), provided that in such case, the assignee remains, at the effective date of the relevant adjustment, an Affiliate of Teck); or

(iii)

Teck shall be in material breach of this Agreement, and New Fording shall have advised Teck of the existence of the breach (which notice shall specify, in reasonable detail, the nature of the breach) promptly upon becoming aware of same and in any event prior to the effective date of the relevant adjustment, provided that in the event that Teck is in material breach of this Agreement on the effective date of the relevant adjustment, Teck shall have a period of 30 days in which to cure the breach, and provided  that Teck is able to fully cure such breach within such period, Teck’s Distribution Entitlement shall be adjusted in the manner contemplated above.

(c)

The Distribution Entitlement of QCP and TBCI shall not be affected by the adjustments set forth at Clauses 7.3(a)(i) through (iii) above.

(d)

Other than as expressly set forth at Clauses 7.3(a)(i) through (iii) above, Teck shall not be entitled to any further increase in the Distribution Entitlement associated with its Partnership Interest based on the performance of the Partnership’s business.

(e)

Any dispute with respect to the operation of this Section 7.3 shall be settled by reference to arbitration in accordance with Section 13.3.  Any adjustment to Teck’s Distribution Entitlement resulting from arbitration pursuant to this Section 7.3(e) shall be retroactive to the date on which such adjustment would have taken place absent such arbitration.”

7.

The parties acknowledge and agree that the replacement of old Section 7.3 and Schedule “A” of the Partnership Agreement (collectively, “Original 7.3”) with the provisions set forth above, is not intended to abandon the protocol contemplated by Original 7.3, but instead to set out the adjustments to the respective Distribution Entitlements of Teck and New Fording in the event that such protocol had been applied in respect of the relevant periods.

8.

Except as expressly amended hereby, the Partnership Agreement shall remain in full force and effect.

9.

This Amendment shall enure to the benefit of and be binding upon the parties and their respective successors and assigns.

10.

Any notice, consent or approval required or permitted to be given in connection with this Amendment shall be given in the manner set forth in Section 13.2 of the Partnership Agreement.

11.

This Amendment may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same amendment.

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IN WITNESS OF WHICH the Parties have duly executed this Amendment No. 2 to the Partnership Agreement.

FORDING INC.
By:	“James L. Popowich”
Name: James L. Popowich
Title: Executive Vice-President
By:	“James F. Jones”
Name: James F. Jones
Title: Corporate Secretary

TECK COMINCO LIMITED
By:	“John G. Taylor”
Name: John G. Taylor
Title: Senior VP, Finance and CFO
By:	“Karen L. Dunfee”
Name: Karen L. Dunfee
Title: Corporate Secretary

QUINTETTE COAL PARTNERSHIP, by its Partners: TECK COMINCO LIMITED
By:	“John G. Taylor”
Name: John G. Taylor
Title: Senior VP, Finance and CFO
By:	“Karen L. Dunfee”
Name: Karen L. Dunfee
Title: Corporate Secretary

TECK-BULLMOOSE COAL INC.
By:	“John G. Taylor”
Name: John G. Taylor
Title: Vice President
By:	“Karen L. Dunfee”
Name: Karen L. Dunfee
Title: Corporate Secretary

TECK-BULLMOOSE COAL INC.
By:	“John G. Taylor”
Name: John G. Taylor
Title: Vice President
By:	“Karen L. Dunfee”
Name: Karen L. Dunfee
Title: Corporate Secretary